SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F     X          Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  April 21, 2009

By: /s/ Victor DiTommaso

Victor DiTommaso, Chief Financial Officer

April 21, 2009

Intertape Polymer Group Reports First Quarter 2009 Results

MONTREAL, QUEBEC AND BRADENTON, FLORIDA--(Marketwire - April 21, 2009) - Intertape Polymer Group Inc. (TSX:ITP)(NYSE:ITP) -

- EBITDA of $6.7 million

- Company sees results of cost reductions

- Debt reduced by $15.5 million

Intertape Polymer Group Inc. (TSX:ITP)(NYSE:ITP) ("Intertape" or the "Company") today released results for the first quarter ended March 31, 2009. All dollar amounts are US denominated unless otherwise indicated.

"The Company took considerable costs out of its operations during the quarter. Staffing and third party expenses were reduced by over $3 million compared to the third quarter of 2008. It is also progressing well in its goal to achieve productivity improvements of $23 million on an annualized basis. The first quarter is traditionally the Company's slowest and we anticipate improvement through the rest of this year. I am also pleased that, in this economic environment, the Company was able to reduce its debt by $15.5 million," stated Intertape Chairman, Eric E. Baker.

Net loss for the first quarter of 2009 was $6.7 million or $0.11 per share, both basic and diluted, compared to a loss of $1.9 million or $0.03 per share both basic and diluted for the same period last year. The difference reflects lower gross profits, offset by the absence of $6.0 million in refinancing expense and increased cost reductions.

First quarter sales were down 24.6% to $139.1 million, compared to sales of $184.5 million in the first quarter of 2008 reflecting a 22.4% decrease in sales for the T&F Division and a 33.8% drop in sales for the ECP Division (please refer to Segmented Information below). Overall, sales volume was down 20.3% and selling prices declined 4.3%.

Gross profit for the first quarter totaled $14.8 million, compared to $28.2 million a year ago, reflecting an $11.1 million reduction in the T&F Division and a $2.3 million decrease in the ECP Division. The gross margin decreased to 10.7%, from 15.3% in the first quarter of 2008.

Compared to the fourth quarter of 2008, gross profit increased by $20.3 million primarily because the $16.6 million in gross margin compression in the fourth quarter of 2008 did not repeat in the first quarter of 2009 although contributing adverse market conditions continued to prevail during the period. The remainder of the first quarter improvement was the result of cost reduction initiatives implemented by the Company.

Selling, general and administrative ("SG&A") expenses totaled $15.4 million for the first quarter of 2009, $2.2 million lower than the $17.6 million for the first quarter of 2008, mainly due to lower professional fees and reduced staffing costs.

First quarter EBITDA was $6.7 million compared to EBITDA of $17.5 million for the first quarter in 2008.

The Company generated cash flows from operating activities in the first quarter of 2009 of $11.9 million compared to cash usage of $2.8 million in the first quarter of 2008. The change was due to working capital providing $10.5 million of cash in the first quarter of 2009 compared to working capital cash use of $12.3 million in the first quarter of 2008. Over the quarter, the Company reduced its outstanding debt by $15.5 million. As at March 31, 2009, the Company had cash on hand and unused availability under its $200.0 million asset based loan ("ABL") totaling $38.5 million. The ABL has one financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. While the Company did not meet the ratio as at March 31, 2009, this covenant was not in effect as unused availability was in excess of $25.0 million and measured at $32.5 million. To date in the second quarter of 2009, the Company has maintained availability in excess of $25.0 million. It is the Company's intention to remain above the $25.0 million threshold of unused availability during 2009.

Segmented Information

Tapes & Films ("T&F") Division

Sales for the T&F Division for the first quarter totalled $115.4 million, representing a 22.4% decrease compared to $148.7 million for the first quarter of 2008. Sales volume decreased 18.0% compared to the first quarter of 2008. Lower sales and volumes were a reflection of the global economic downturn and significant inventory destocking in the supply chain. The destocking abated in the latter part of the first quarter. Selling prices for 2009 were 4.4% lower than in the first quarter of 2008 due to the decline in the cost of resin-based raw materials.

On a sequential basis, sales volume was essentially unchanged from the fourth quarter of 2008.

First quarter gross profits for the T&F Division totalled $12.7 million at a gross margin of 11.0% compared to $23.8 million at a gross margin of 16.0% for the first quarter of 2008. These declines, compared to the first quarter of 2008, reflect the lower sales and the related impact of an increase in unabsorbed fixed manufacturing overhead costs in the current year.

T & F Division's EBITDA was $6.5 million compared to $16.1 million for the comparable period a year ago.

Tapes and Films Division EBITDA Reconciliation to Net Earnings (Loss)

(in millions of US dollars)

For the three months ended March 31,             2009                 2008

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                                                    $                    $

Divisional net earnings (loss)

 before income taxes (recovery)                  (0.8)                 8.7

Depreciation and amortization                     7.3                  7.4

EBITDA                                            6.5                 16.1

EBITDA margin                                     5.6%                10.8%

Engineered Coated Products ("ECP") Division

Sales for the ECP Division for the first quarter were $23.7 million, representing a 33.8% decrease when compared to $35.8 million for the first quarter a year ago. Sales volume decreased 29.9% for the first quarter of 2009 compared to the first quarter of 2008. The sales volume decline is attributable to the global economic downturn. The sales volume decline was accompanied by selling price decreases due to the decline in the cost of resin-based raw materials.

Gross profits for the ECP Division for the first quarter totalled $2.1 million at a gross margin of 8.8%, compared to $4.4 million at a gross margin of 12.3% for the first quarter of 2008, reflecting lower sales and continued softness in the residential construction market.

ECP Division EBITDA for the first quarter was $0.8 million compared to $2.2 million for the same quarter of 2008.

ECP Division EBITDA Reconciliation to Net Earnings (Loss)

(in millions of US dollars)

For the three months ended March 31,             2009                 2008

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                                                    $                    $

Divisional net earnings (loss)

 before income taxes (recovery)                  (0.8)                 0.7

Depreciation and amortization                     1.6                  1.5

EBITDA                                            0.8                  2.2

EBITDA margin                                     3.4%                 6.1%

Outlook

"Demand continues to be weak in the current economy, however, we are seeing some traction in our new products. Furthermore, we believe that by the end of the first quarter of 2009, inventory destocking in the supply chain of T&F Division customers had for the most part ended. We are managing our cash well, which is a key element in our strategy in this difficult economy," concluded Intertape Executive Director, Melbourne F. Yull.

Non-GAAP Information

This release contains a non-GAAP financial measure, EBITDA. The Company believes the inclusion of such a non-GAAP financial measure improves the transparency of the Company's disclosure, and is used by management and the Company's investors in evaluating the Company's performance. The Company has provided a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP measures.

A reconciliation of the Company's EBITDA to GAAP net loss is set out in the EBITDA reconciliation table below. EBITDA should not be construed as net earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP. The Company defines EBITDA as net loss before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. Other companies in our industry may calculate EBITDA differently than we do.

EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flows from operating activities or as an alternative to net earnings (loss) as indicators of the Company's operating performance or any other measure of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it is used by management in evaluating the Company's performance.

EBITDA Reconciliation to Net Loss

(in millions of US dollars)

For the three months ended March 31,             2009                 2008

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                                                    $                    $

Net loss - as reported                           (6.7)                (1.9)

Add back (deduct):

 Financial expenses,

  net of amortization                             4.4                  4.9

 Refinancing expense

  net of amortization                                                  2.9

 Income taxes recovery                           (0.2)                (0.8)

Depreciation and amortization                     9.2                 12.4

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EBITDA                                            6.7                 17.5

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(All figures in US Dollars, unless otherwise stated; March 31, 2009 exchange rate: Cdn 1.2590 equals U.S. $1.00)

Conference Call

A conference call to discuss Intertape's 2009 first quarter results will be held tomorrow, April 22, 2009, at 10 A.M. Eastern Time. Participants may dial 1-800-762-7141 (U.S. and Canada) and 1-480-248-5088 (International).

You may access a replay of the call by dialing 1-800-475-6701 (U.S. and Canada), or 1-320-365-3844 (International), and entering the Access Code 996980. The recording will be available from Wednesday, April 22, 2009 at 12:00 P.M. until Friday, May 22, 2009 at 11:59 P.M., Eastern Time.

About Intertape Polymer Group

Intertape Polymer Group is a recognized leader in the development and manufacture of specialized polyolefin plastic and paper based packaging products and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Sarasota/Bradenton, Florida, the Company employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company's future outlook and anticipated events, the Company's business, its operations, its financial condition or its results. Particularly, statements about the Company's objectives and strategies to achieve those objectives are forward-looking statements. While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission ("SEC"). Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This quarterly report contains a non-GAAP financial measure as defined under SEC rules. The Company believes such a non-GAAP financial measure improves the transparency of the Company's disclosures, and improves the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

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                                                             Three months

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                                                     2009            2008

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                                                        $               $

Sales                                             139,068         184,501

Cost of sales                                     124,252         156,324

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Gross profit                                       14,816          28,177

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Selling, general and administrative expenses       15,416          17,629

Stock-based compensation expense                      258             421

Research and development expenses                   1,373           1,441

Financial expenses

 Interest                                           4,085           5,984

 Other                                                494            (648)

 Refinancing                                                        6,031

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                                                   21,626          30,858

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Loss before income taxes recovery                  (6,810)         (2,681)

Income taxes recovery                                (158)           (818)

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Net loss                                           (6,652)         (1,863)

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Loss per share

 Basic                                              (0.11)          (0.03)

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 Diluted                                            (0.11)          (0.03)

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Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

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                                                             Three months

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                                                     2009            2008

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                                                        $               $

Balance, beginning of period                     (160,533)        (67,482)

Cummulative impact of accounting

 changes relating to inventories                                     (252)

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Balance, beginning of period, as restated        (160,533)        (67,734)

Net loss                                           (6,652)         (1,863)

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Balance, end of period                           (167,185)        (69,597)

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Weighted average number of common shares

 outstanding

Basic                                          58,951,050      58,956,348

Diluted                                        58,951,050      58,956,348

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

-------------------------------------------------------------------------

                                                             Three months

-------------------------------------------------------------------------

                                                     2009            2008

-------------------------------------------------------------------------

                                                        $               $

Net loss                                           (6,652)         (1,863)

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Other comprehensive loss

 Change in fair value of interest rate swap

  agreements, designated as a cash flow

  hedges (net of future income taxes of nil,

  $785 in 2008)                                      (839)         (1,337)

 Settlement of interest rate swap agreements,

  recorded in the consolidated earnings

  (net of income taxes of $1,080)                                   1,840

 Change in fair value of forward foreign

  exchange rate contracts, designated as cash

  flow hedges (net of future income taxes of nil)    (741)

 Settlement of forward foreign exchange rate

  contracts, recorded in the consolidated

  earnings (net of income taxes of nil)                54

 Reduction in net investment in a foreign

  subsidiary                                         (125)

 Change in accumulated currency translation

  adjustments                                      (4,474)         (4,295)

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Other comprehensive loss                           (6,125)         (3,792)

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Comprehensive loss for the period                 (12,777)         (5,655)

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Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

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                                                             Three months

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                                                     2009            2008

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                                                        $               $

OPERATING ACTIVITIES

Net loss                                           (6,652)         (1,863)

Non-cash items

 Depreciation and amortization                      9,165           9,264

 Loss (gain) on disposal of property, plant

  and equipment                                        19            (163)

 Write-off of debt issue expenses in

  connection with debt refinancing                                  3,111

 Write-down of inventories                            101

 Reversal of write-down of inventories             (1,608)

 Future income taxes                                 (167)         (1,061)

 Stock-based compensation expense                     258             421

 Pension and post-retirement benefits funding

  in excess of amounts expensed                       472            (199)

 Unrealized foreign exchange gain                     (66)

 Foreign exchange gain resulting from reduction

  in net investment in a foreign subsidiary          (125)

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Cash flows from operations before changes

 in non-cash working capital items                  1,397           9,510

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Changes in non-cash working capital items

 Trade receivables                                  2,952          (4,381)

 Other receivables                                    567          (1,309)

 Inventories                                       14,111          (3,590)

 Parts and supplies                                  (198)           (240)

 Prepaid expenses                                    (856)            191

 Accounts payable and accrued liabilities          (6,042)         (3,019)

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                                                   10,534         (12,348)

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Cash flows from operating activities               11,931          (2,838)

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INVESTING ACTIVITIES

Property, plant and equipment                      (5,086)         (4,248)

Proceeds on the disposal of property,

 plant and equipment                                                3,114

Other assets                                                         (107)

Intangible assets                                    (301)

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Cash flows from investing activities               (5,387)         (1,241)

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FINANCING ACTIVITIES

Long-term debt                                                    118,767

Debt issue expenses                                                (2,165)

Repayment of long-term debt                       (15,530)       (117,124)

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Cash flows from financing activities              (15,530)           (522)

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Net decrease in cash                               (8,986)         (4,601)

Effect of foreign currency translation

 adjustments                                         (414)            (77)

Cash, beginning of period                          15,390          15,529

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Cash, end of period                                 5,990          10,851

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Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

-------------------------------------------------------------------------

                                         March 31, 2009 December 31, 2008

                                             (Unaudited)         (Audited)

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                                                      $                 $

ASSETS

Current assets

 Cash                                             5,990            15,390

 Trade receivables                               71,792            75,467

 Other receivables                                3,475             4,093

 Inventories                                     77,216            90,846

 Parts and supplies                              14,253            14,119

 Prepaid expenses                                 3,885             3,037

 Future income taxes                              9,123             9,064

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                                                185,734           212,016

Property, plant and equipment                   283,012           289,763

Other assets                                     21,623            22,364

Intangible assets                                 3,717             3,956

Future income taxes                              45,587            47,067

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                                                539,673           575,166

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LIABILITIES

Current liabilities

 Accounts payable and accrued liabilities        70,815            78,249

 Installments on long-term debt                     507               623

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                                                 71,322            78,872

Long-term debt                                  234,992           250,802

Pension and post-retirement benefits              9,166             9,206

Deriative financial instruments                   3,396             2,969

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                                                318,876           341,849

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SHAREHOLDERS' EQUITY

Capital stock                                   348,174           348,174

Contributed surplus                              13,381            13,124

Deficit                                        (167,185)         (160,533)

Accumulated other comprehensive income           26,427            32,552

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                                               (140,758)         (127,981)

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                                                220,797           233,317

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                                                539,673           575,166

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CONTACT INFORMATION: MaisonBrison Rick Leckner 514-731-0000